SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                             THE LAMAUR CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per Share
                         (Title of Class of Securities)

                                   285722 10 4
                                 (CUSIP Number)

                                John D. Hellmann
                      Vice President Finance and Secretary
                             The Lamaur Corporation
                                One Lovell Avenue
                          Mill Valley, California 94941
                                 (415) 380-8200

                                 with a copy to:

                                Gerald A. Eppner
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6286
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 285722 10 4

                                  SCHEDULE 13D

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INTERTEC HOLDINGS, INC. -- I.R.S. IDENTIFICATION NO. 22-3239597
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             0

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                1,810,425
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                0
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             1,810,425

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,810,425

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.9%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INTERTEC HOLDINGS, INC. -- I.R.S. IDENTIFICATION NO. 22-3239597
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             0

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                1,810,425
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                0
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             1,810,425

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,810,425

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.9%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        C0

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark R. Hoff -- I.R.S. IDENTIFICATION NO. ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             3,960

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                1,810,425
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                3,960
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             1,810,425

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,814,385

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.0%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vance A. Hoff -- I.R.S. IDENTIFICATION NO. ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             3,960

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                1,811,425
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                3,960
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             1,811,425

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,815,385

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.0%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Perry D. Hoff -- I.R.S. IDENTIFICATION NO. ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             23,760

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                1,810,425
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                23,760
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             1,810,425

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,834,185

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sandra L. Hoff -- I.R.S. IDENTIFICATION NO. ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             0

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                2,044,725
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                0
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             2,044,725

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,044,725

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.6%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Don G. Hoff -- I.R.S. IDENTIFICATION NO. ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) | | (b) | |

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             234,300

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                1,810,425
    BENEFICIALLY
      OWNED BY
        EACH          ------ ---------------------------------------------------
      REPORTING       9      SOLE DISPOSITIVE POWER
       PERSON                234,300
        WITH

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             1,810,425

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,044,725

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)  |X|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.6%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed on behalf of Intertec Holdings, L.P., a Delaware limited partnership ("Holdings, L.P."), Intertec Holdings, Inc., a Delaware corporation ("Holdings, Inc." and together with Holdings, L.P., the "Intertec Entities"), Mark R. Hoff, Vance A. Hoff, Perry D. Hoff, Sandra L. Hoff and Don G. Hoff (collectively, the "Hoff Individuals" and, together with the Intertec Entities, the "Reporting Persons").

     On February 3, 1997, the Reporting Persons, together with certain other persons, filed an initial Schedule 13D with the Commission, which was amended by Amendment No. 1 to Schedule 13D, filed with the Commission on September 12, 1997 (as so amended, the "Schedule 13D"). This Amendment amends and restates Schedule 13D.

Item 1.  Security and Issuer.

     This Amendment relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Lamaur Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Lovell Avenue, Mill Valley, California 94941.

Item 2.  Identity and Background.

INFORMATION RELATING TO EACH OF THE REPORTING PERSONS:

     The shares of the Company's Common Stock held by the Intertec Entities are held directly by Holdings, L.P. Holdings, Inc. is the general partner of Holdings, L.P. Each of the Hoff Individuals is a director of Holdings, Inc. Mark
R.  Hoff,  Vance A.  Hoff,  Perry D. Hoff and  Sandra L.  Hoff are  officers  of
Holdings, Inc. and the Hoff Individuals together constitute all of the stockholders of Holdings, Inc. The sole limited partner of Holdings, L.P. is an entity of which the Hoff Individuals beneficially own all of the equity interest. Don G. Hoff and Sandra L. Hoff are husband and wife, and the other Hoff Individuals are their adult children.

         NAME:   Intertec Holdings, L.P.
                 Intertec Holdings, Inc.

         RESIDENCE OR BUSINESS ADDRESS:     25 Corte Madera Avenue
                                            Mill Valley, CA 94941

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS
CONDUCTED: Holdings, L.P. is engaged principally in business development, acting as a holding company. Holdings, Inc. is engaged principally in business development.

         NAME:   Don G. Hoff

         RESIDENCE OR BUSINESS ADDRESS:    One Lovell Avenue
                                           Mill Valley, CA 94941

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS
CONDUCTED: Chairman and CEO of the Company

         NAME:   Mark R. Hoff
                 Vance A. Hoff
                 Perry D. Hoff
                 Sandra L. Hoff

         RESIDENCE OR BUSINESS ADDRESS:   25 Corte Madera Avenue
                                          Mill Valley, CA 94941

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS
CONDUCTED: Each of Mark R. Hoff, Vance A. Hoff, Perry D. Hoff, and Sandra L. Hoff are officers of Innovative Capital Management, Inc., a corporation located at 25 Corte Madera Avenue, Mill Valley, CA 94941, engaged principally in the business of making investments.

INFORMATION APPLICABLE TO ALL REPORTING PERSONS:

     (a) None of the Reporting Persons, and none of the directors, executive officers or general partners of the Intertec Entities, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (b) None of the Reporting Persons, and none of the directors, executive officers or general partners of the Intertec Entities, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Each of the Reporting Persons, and each of the directors, executive officers or general partners of the Intertec Entities, is a United States citizen or entity.

Item 3.   Source And Amount Of Funds Or Other Compensation.

     In May 1993, the Company acquired from Intertec Ltd., a Delaware limited partnership and the sole limited partner of Holdings, L.P. ("Intertec Ltd."), a 30-year, exclusive, worldwide right to use certain technology owned by Intertec Ltd. (the "License"). The Company issued, as consideration for the grant of the License, a promissory note in the principal amount of $1.0 million. The Company's promissory note, as amended effective as of May, 1993 (the "Note"), is payable to Holdings, L.P., as agent for Intertec Ltd., in four equal annual installments of $250,000, commencing on May 29, 1997. In March 1996, the Company and Holdings, L.P. entered into a Subscription and Purchase Agreement (the "Agreement") pursuant to which Holdings, L.P. agreed to purchase from the Company, and the Company agreed to sell to Holdings, L.P., shares of Common Stock at $8.00 per share. The aggregate number of shares of Common Stock which Holdings, L.P. is required to purchase is equal to (x) the outstanding principal of, and all accrued and unpaid interest on, the Note as of May 29, 1996 (the "IPO Closing Date"), divided by (y) $8.00. Holdings, L.P. is obligated, subject to certain conditions, to purchase and pay for such shares in four equal installments commencing on the first anniversary of the IPO Closing Date. The Agreement provides that Holdings, L.P. may elect to accelerate one or more purchase dates under the Agreement on 30 days' prior notice to the Company. By letter, dated February 16, 1998, Holdings, L.P. elected to accelerate the three remaining purchase dates under the Agreement to March 18, 1998 (the "Final Purchase Date"). The number of shares of Common Stock purchasable by Holdings, L.P. on the Final Purchase Date was 109,581 (the "Shares"). Pursuant to the Agreement, in satisfaction of the purchase price of the Shares, Holdings, L.P. has tendered the Note to the Company for cancellation of the indebtedness due and owing by the Company to Intertec on the Note on the IPO Closing Date (approximately $876,645).

     Immediately following the closing of the purchase of the Shares on the Final Purchase Date, Holdings, L.P. made gifts of an aggregate of 12,000 shares of Common Stock to certain individuals. Except for a gift of 1,000 shares of Common Stock to the spouse of one of the Hoff Individuals, none of the individuals to whom any such gift was made was or is affiliated with any of the Reporting Persons.

     This Amendment reports a net increase in the beneficial ownership of the Reporting Persons of 97,541 shares of Common Stock, which reflects an adjustment of 12,000 shares of Common Stock as a result of the above-described gifts and an adjustment of 40 shares of Common Stock that were overreported on the Reporting Persons' previous Schedule 13D.

Item 4.  Purpose Of Transaction.

     Except as set forth herein or in Item 6 and except in their capacity as officers or directors of the Company, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)                            NO. OF SHARES              % OF
         NAME OF REPORTING PERSON    BENEFICIALLY OWNED            CLASS
         ------------------------    ------------------            -----

         Intertec Entities (1)           1,810,425                 30.9%

         Mark R. Hoff (2)                1,814,385                 31.0%

         Vance A. Hoff (2)               1,815,385                 31.0%

         Perry D. Hoff (3)               1,834,185                 31.3%

         Don G. Hoff (4)                 2,044,725                 33.6%

         Sandra L. Hoff (4)              2,044,725                 33.6%


------------------------------------

(1)  Represents shares held of record by Holdings, L.P.

(2)  Includes 1,810,425 shares held of record by Holdings, L.P.

(3) Includes 1,810,425 shares held of record by Holdings, L.P. and presently exercisable options to purchase 13,200 shares.

(4) Includes 1,810,425 shares held of record by Holdings, L.P. and presently exercisable options to purchase 234,300 shares. Don G. Hoff and Sandra L. Hoff are husband and wife.

     (b) The Reporting Persons together may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,810,425 shares of the Common Stock held of record by Holdings, L.P. Each Hoff Individual has, subject to community property laws, sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by him or her, except for 1,000 shares of Common Stock as to which Vance A. Hoff has shared voting and dispositive power with his spouse.

     (c) Except for the gift of 12,000 shares of Common Stock described in Item 3, none of the Reporting Persons has effected any transactions in shares of the Company's Common Stock during the preceding 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment, and any amendment or amendments hereto, which is attached hereto as
Exhibit 1 and is incorporated herein by reference.

     Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1:  Joint Filing Agreement

Exhibit 2: Subscription and Purchase Agreement, dated as of March 19, 1996, by and between the Company and Intertec Holdings, L.P. (incorporated herein by reference to the Company's Registration Statement on Form S-1 (File no.: 333-2722))

Exhibit 3: Promissory Note, dated May 5, 1993, from the Company to Intertec Holdings, L.P. (incorporated herein by reference to the Company's Registration Statement on Form S-1 (File no.: 333-2722))

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998

                                        INTERTEC HOLDINGS, L.P.

                                        By: INTERTEC HOLDINGS, INC.



                                        By:  /s/ Sandra L. Hoff
                                             Name: Sandra L. Hoff
                                             Title:  Secretary and Treasurer

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998

                                        INTERTEC HOLDINGS, L.P.

                                        By: INTERTEC HOLDINGS, INC.



                                        By:  /s/ Sandra L. Hoff
                                             Name: Sandra L. Hoff
                                             Title:  Secretary and Treasurer

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998



                                        By:  /s/ Mark R. Hoff
                                                 Mark R. Hoff

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998



                                        By:  /s/ Vance A. Hoff
                                                 Vance A. Hoff

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998



                                        By:  /s/ Perry D. Hoff
                                                 Perry D. Hoff

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998



                                        By:  /s/ Sandra L. Hoff
                                                 Sandra L. Hoff

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 1998



                                        By:  /s/ Don G. Hoff
                                                 Don G. Hoff